# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Triumph Group, Inc., CIK 0001021162
CUSIP: 896818101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 555 E Lancaster Avenue, Suite 400, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-226614
Filed by CIK 0001837343

## Reporting persons
- Hill City Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hill City Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hill City Capital LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hill City GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; 0% of the class
- Herbert Frazier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Triumph Group, Inc.
Address of issuer's principal executive offices: 555 E Lancaster Avenue, Suite 400, Radnor, PA 19087

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Hill City Capital Master Fund LP (the "Fund"); Hill City Capital GP LLC (the "General Partner"), which serves as the general partner of the Fund; Hill City Capital LP (the "Investment Manager"), which serves as investment manager of the Fund; Hill City GP LLC (the "Investment Manager GP"), which serves as the general partner of the Investment Manager; and Herbert Frazier, who serves as managing member of the General Partner and the Investment Manager GP (each of whom may be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence: The principal business address of the Fund is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009. The principal business address of the General Partner, the Investment Manager, the Investment Manager GP and Mr. Frazier is 121 High St, 3rd Floor, Boston, Massachusetts 02110.
Citizenship: The Fund is a Cayman Islands exempted limited partnership; each of the General Partner and the Investment Manager GP is a Delaware limited liability company; the Investment Manager is a Delaware limited partnership; and Mr. Frazier is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hill City Capital Master Fund LP: /s/ Herbert Frazier, Herbert Frazier, Managing Member of Hill City Capital GP LLC, its General Partner (04/28/2025)
- Hill City Capital GP LLC: /s/ Herbert Frazier, Herbert Frazier, Managing Member (04/28/2025)
- Hill City Capital LP: /s/ Herbert Frazier, Herbert Frazier, Managing Member of Hill City GP LLC, its General Partner (04/28/2025)
- Hill City GP LLC: /s/ Herbert Frazier, Herbert Frazier, Managing Member (04/28/2025)
- Herbert Frazier: /s/ Herbert Frazier, Herbert Frazier (04/28/2025)